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                                                                EXHIBIT(a)(1)(x)

Welcome to the Option Exchange Page of Offline. Included on this page are the following documents:

     1. Offer to Exchange Certain Outstanding Options to Purchase Common Stock Having an Exercise Price of Greater than $12.00 for a Lesser Number of New Options to be Granted at Least Six months and One Day from the Cancellation of the Surrendered Options. This document contains a summary of the terms of the option exchange program and the details regarding how the exchange works and how you can participate. You should read this document thoroughly before deciding whether to participate in the option exchange program.

     2. Election Concerning the Exchange of Options. If you decide to participate in the option exchange program, you will need to print out and complete a copy of this election form and send it by internal mail, facsimile ((415) 972-6250) or post to Julie Hata, Human Resources Department, CNET Networks, Inc., 235 Second Street California 94105. WE ARE NOT ACCEPTING ANY ELECTION FORMS PRIOR TO JULY 12, 2002 SO PLEASE DO NOT SEND IN YOUR FORM BEFORE THEN OR IT WILL BE RETURNED TO YOU. This form must be received by the Human Resources Department before 9:00 p.m. Pacific Time on Friday, July 26, 2002 in order for you to participate in the option exchange.

     3. Notice of Election to Withdraw Options. You may decide after you've submitted the Election Concerning the Exchange of Options that you wish to change your election either by withdrawing it completely or withdrawing some of the options elected to be tendered for exchange. If you decide to withdraw options that you've previously submitted, you should print out and complete a copy of this Notice and send it by internal mail, facsimile ((415) 972-6250) or post to Julie Hata, Human Resources Department, CNET Networks, Inc., 235 Second Street California 94105. A Notice of Election to Withdraw Options must be received by the Human Resources Department before 9:00 p.m. Pacific Time on Friday, July 26, 2002, or any options you previously submitted for exchange will be accepted by CNET and cancelled. You will receive replacement options on a day which is at least six months and one day after the date of cancellation only if you are still an employee of CNET at such time. If you are not employed by CNET on the replacement grant date, you will not receive any new options or any other compensation for the options you tendered for exchange.

We are developing a secure online election system which will allow you to make your elections and changes electronically. You will have the choice as to whether you want to submit paper elections and withdrawals or whether you want to utilize the online system. We will provide you with more information regarding the online election system when it is available.

If you have any questions about any of these documents or any of the procedures outlined on this page, please feel free to contact Sharon Le Duy, General Counsel in San Francisco, Karen Greenstein, Assistant General Counsel in New York, Julie Hata, Benefits Manager in San Francisco or Linna Hon, Compensation Analyst in New York.